Filed by Dana Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dana Incorporated

(Commission File No. 001-01063)

The following is a transcript of the investor forum that was given by Dana Incorporated on March 19, 2018.

Dana Incorporated

Moderator: Christy Snyder

March 19, 2018

7:30 a.m. ET

OPERATOR:	This is Conference #6295605

Operator:	Good morning, and welcome to Dana Incorporated Investor Forum. My name is Christy and I will be your conference operator today.

Please advised that for our meeting today, both the speakers’ remarks, and the question and answer session will be recorded for replay purposes. There will be a question and answer period after the speakers’ remark, and we will take questions from the telephone only.

If you would like to ask a question during this time, please press “star” then the number “1” on your telephone keypad. To ensure that everyone has an opportunity to participate in today’s Q&A, we ask that callers limit themselves to one question at a time. If you would like to ask an additional question, please return to the queue.

At this time, I would like to begin the presentation by turning the call over to Dana’s Senior Director of Investor Relations and Strategic Planning, Craig Barber. Please go ahead, Mr. Barber.

Craig Barber:	Thanks, Christy, and thank you, everyone, for calling in and joining us this morning here in the room for Dana Incorporated Investor Forum hosted by Guggenheim. Thank you, Megan, for having us.

Before we begin, please note that this morning’s press release and presentation are posted on Dana’s investor website. This call is being recorded. This recording material is the property of Dana Incorporated and may not be recorded, copied, or rebroadcast without written consent.

While we will be taking questions here in the room time permitting, we’ll take a few questions off the phone. Today’s presentation includes forward looking statements and our expectations for Dana’s financial performance.

Our actual results could differ from those suggested by our comments today. Additional information about the factors could affect (inaudible) results we summarized in our safe harbor statement. These risk factors are also detailed in corporate filings so please refer to the SEC.

In addition in connection with proposed transaction with GKN, Dana will be filing a proxy statement and an entity that will be formed will be filing a registration statement. Investors and stockholders are urged to review such materials when they become available in June and may be obtained on our website.

Presenting this morning is Jim Kamsickas, President and Chief Executive Officer, and Jonathan Collins, the Executive Vice President and Chief Financial Officer. And with that, I will turn it over to Jim.

James Kamsickas:	Thank you, Craig. Thank you for the privilege of your time, everyone, this morning both here in the room and on the call. Just a quick introduction of myself, I’ve been in the mobility industry for nearly 30 years now, and I’ve been a CEO for a major multinational for over a decade, and I’ve been at Dana for just under three years now.

Along with Jonathan and the fantastic team at Dana, we’ve done quite the transformation at Dana over the past couple of years, which I’m pretty sure you’re aware of based on our performance.

But with that, it’s a great pleasure and our honor to be able to talk about the combination between DNA and GKN and what it could provide relative to value for our shareholders.

Turn to page three, just briefly on the left-hand side of the page, it’s just Dana at a glimpse. Founded in 1904, you may find it a little bit interesting, at least based on our record finding is there’s only – there’s been less than 15 companies (on the board shocking centers) longer than us, so quite frankly an iconic company for sure.

Last year, we finished at approximately $7.2 billion in sales. We have nearly 140 major facilities around the world, which you call on numerous customers with a major focus in customer satisfaction. We’re headquartered in Maumee, Ohio, just outside of Toledo. Approximately 30,000 people with 22 technical centers.

On the right-hand side of the page, in particular on the top, I think I mentioned we’ve been listed on the New York Stock Exchange for quite some time. On the far right of the side of the page if you follow that Drucker Institute – very prestigious institute – last year we were named as one of the top 250 companies managed that are on the New York Stock exchange. I think we were in the (161 or in the 170) range.

We’re proud of that because, again, it states that it’s best managed companies, but for there to be best managed company, you can’t do it by yourself. It’s not a one person job. It’s not a three person job. It’s a team job, and how we perform is we perform together as a team.

And you can see on the left hand side, this is just one example of an award that we’ve received now for the last couple of years about the top workplaces in either northwest Ohio or southeast Michigan, which is a pretty broad, which (there are very strong competitions. You can imagine more large companies.)

And we’ve also been identified as most trustworthy company. My point only is that to be able to be successful, it takes a team. It takes a village, and we definitely have a village of great people at Dana that drive the ship ever single day.

So just quick results, I’m getting warmed up, and particularly if you’re not as familiar with Dana, a quick snapshot looking back at 2017. Our team approach, which very much focuses on best practice sharing and employee engagement as well as complete execution of enterprise strategy that we’ve laid out (inside of) 2016 has led to really fantastic results.

You can see that our sales were up 24 percent last year. Our adjusted EBITDA was up $175 million, margin of 30 basis points last year, 80 over the last couple of years. EPS, 30 percent increase prior to the prior year.

But you don’t do it just by squeezing something out of a rock. You do it through teamwork, you do it by working and partnering with your customers.

A great example to that would be in the upper right-hand side where we have a 12 percent increase. And yet again, in customer and industry awards, we exceeded over 10,000 patents.

Think about the magnitude of that number which is a 20 percent increase on year-over-year basis, and then our inorganic growth wrote, which essentially should reinforce our ability to buy companies, integrate companies successfully, that was $500 million of the overall sales that increased over the prior year.

Allow me now to pivot specifically at the outlining, how the GKN asset and great company would fit very nicely with Dana. To be, I would go as far to say incredible nicely in the complementation of the business is just completely aligned with Dana.

From that compelling strategic combination, Jonathan is going to spend a little bit more time on this page than I will right now, but just to kind of get you warmed up as I like to say, there’s really four foundational pillars associated with the compelling strategic bit.

The first one in the upper left-hand corner is what we call scaling the portfolio. When you think about it for a minute and you put two $7 billion plus minus companies together, there’s going to be a natural scale effect, and in this case (pertenly for sure,) especially considering we’re both driveline companies, both in many of the same mobility segments.

In the upper right-hand corner, it all starts with – and our business in mobility is everything starts with the trust of your customer.

If your customer doesn’t know you, if you customer doesn’t believe in you, if you have not delivered for not just numerous years, but numerous decades, you are at a massive position of weakness. There’s no customers out there that would state otherwise.

Fortunately for us, we have fantastic manufacturing people, engineering people, commercial people, oh, by the way, CEO, CFO, Head of Sales, you name it that have built that trust and relationship. So you put all that together on one platform, and you win.

In the bottom left-hand corner, electrification. Everyone’s very aware of the trend towards electrification. It’s certainly coming for data. It’s more at the end of cycle because we’re largely a truck business, but we have – we’re launching electric axels in the bus market in China this year, so on and so forth.

As we’ve said many times, we have a great plan for electrification, but GKN has done a fantastic job with their eDrive systems because folks, frankly the passenger car business, which they’re positioned more so, has been already into that market for the last couple of years.

So the complementary nature of putting Dana and GKN together is just fantastic as it relates to being no question about it, the leader in eDrive systems. Last but not least, delivering value.

By now, I suspect that you’ve known – you know that we committed to $235 million in synergies. This only occurs – as we’ve stated, this only occurs by putting the two companies together. It’s just the complementary nature of this.

At the end of the day, one thing I can tell you, it’s one thing to manage a company. We believe we do a pretty good job at it. It’s another thing to own a company.

We believe we definitely have a mindset, based on our performance, of how to own a company, but it’s another one to do both. And fortunately for me, I’m honored and blessed to be able to lead a company that understands both and does both every single day.

If you move to page seven, just the stats on GKN. Again, I’m pretty sure you’re familiar with GKN, so I’ll keep it quick. But just a fantastic company, fantastic people.

Founded in 1966 – when I say that 1966, that is the driveline specific piece, which, as you’re aware of, that’s the specific, I’ll call it, business unit or division of GKN that we’re acquiring is approximately $7 billion in sales.

Plenty of customer recognition as well. They do a fantastic job in the engineering and technology side and the innovation side, 35,000 people, and there are R&D centers as well.

Take it, as you turn to page eight, take it from someone that has a significant amount of experience transforming companies, leading multinational companies, and maybe more important for this slide, integrating companies after acquisition.

As a CEO, I’ve done multinational major acquisitions and transformations leading it from and American company, integrating it in with a European company. That’s very important. But more important than that is how, and the how is culture.

Culture and culture. You need to make sure that people work together. What does that mean, work together? It means to make sure you have the right environment that people are looking forward to somebody else’s great idea, and picking between the two, what’s the better idea, what’s the better process, what’s the better system, and how do you go enact that to make the company – the combined company better?

I have a lot of experience with that. I’ve done it with Jonathan and some of the other team members at Dana, and I’m sure we will be successful in the future.

But if you just look at the journey and you speak about culture, when Dana – and again, Dana and GKN both long in the industry for sure, but even more so than that on the right hand side of the page you’ll see the individual flags put together.

Those are individual joint ventures that Dana and GKN were in before or still today. So, for example, we’re still in a joint venture in Taiwan, we’re still in a joint venture in Colombia.

We kind of know how to finish each other’s sentences and that’s what the major focus on the customer, major focus on innovation and that’s why I believe that there’s a fantastic cultural fit and a degree of risk mitigation in any integration of a company.

From a product portfolio standpoint, you can see GKN’s full sweep of products. Especially of interest to you, I’ll take you right to the bottom right hand side of the page where you can see the lightening bolt icon. In particular the torque vectoring, the eTransmission and the eAxle.

Those are all not just something they’re thinking about, not just something they started to design, these are products that are in market, proven and very, very much successful which gives them – has given GKN a leading edge in the mobility space.

What I’d like you to think about from a synergy standpoint and remember GKN is much – if you think about the mobility market they are largely passenger cars so that could be A class vehicles of E class vehicle then up into CUV’s and SUV’s.

Dana jumps in largely speaking in the SUV, CUV area then gets into medium duty trucks, then gets into heavy duty trucks, then gets heavily into all highway which is material handling, underground mining, construction and agriculture. These technologies are very much a synergy that goes up and down all of those markets.

So, when we think about putting the companies together we don’t think about it from a passenger car play or even just a truck play, we think about the synergies associated with that as it goes across the entire portfolio of products and end markets.

So, then it certainly could be a question as I turn to page 10, it certainly could be a question how does this overall – how does this fit with Dana and Dana’s enterprise strategy.

By now I don’t think anybody questions that our enterprise strategy that we rolled out in November of 2016 has been unequivocally just a huge success story. Everything that we’ve done, we’ve made a commitment, made a reasonable commitment and we’ve lived to that commitment in all five of the gears that are in front of you.

We believe that it couldn’t be a better fit. Let’s just take a few examples. I won’t go through each and every one of the gears but as you know the key here to our enterprise strategy was leverage the core.

At Dana, very much similar to the situation here, a very strong company but it had four independent pillars very much working autonomously when I first got to Dana just under three years ago. We made a significant push to go, I’ll call it across the organization going to centralized purchasing.

So you pulled the synergies out that way. Human resources, product engineering, you name it. Essentially when you think about that, that’s where GKN coming into our system would be the combined scale benefits of our engineering, of our program management or our customer relationships, you name it.

Speaking of – on the upper left hand corner, speaking of strengthening customer centricity already we largely have many of the same customers especially on the light vehicle side of the business which is largely the GNK place.

We strengthened those relationships based on, by the way, great engineers, great manufacturing people, great sales people that have been in the business for decades. Not days, not weeks but decades.

You think about expanding global markets in the bottom left hand side of the business you have to have trust everywhere but if you want to pick a place to help you really have to have trust it has to be in the Chinese market, right. It’s all about – it’s all about honor, it’s all about trust.

I love doing business in China. As you may know we have – we have the largest Dana that is, we have the largest joint venture on the commercial vehicle side with Dongfeng. GKN has the largest joint venture with SAIC or HASCO depending on how you want to call it and that trust is really critical by putting together and being successful.

In the upper right hand side of the page, commercializing new technology, GKN has done a fantastic job as I’ve already said as it related to innovation and technology. In our business one of the most, if not the most prestigious award you can get for technology innovation is the Automotive New PACE Award.

They won that award in 2015, ’16 and ’17. It’s hard to get nominated, let alone win it. That’s pretty impressive. By the way, think about Dana, we’ve been nominated for the last seven years to my knowledge, we’re the only auto supplier or mobility parts supplier that’s been nominated and in some of those years we won it as well.

So, you can see the natural fit on being able to take those to market is really, really exciting for all of us. And then, of course, accelerate hybridization and electrification, I’ve already talked to you about their portfolio. I’ll reiterate to you, Dana’s got a great story.

Our customer, we answer all of (RT2’s) all our (FI’s) on our business but being able to bring in that portfolio of products with experience that GKN has only extenuates what we’re already doing. We look forward to the opportunity of expanding that. On that note, I’ll hand it over to John.

Jonathan Collins:	All right. Good morning, everyone. Just a few comments on slide 12 to reiterate some of the points that Jim has made. This slide is intended to highlight why it is that we are doing this acquisition, why it’s so compelling, what it is that we’re achieving.

The first thing is we really are scaling the portfolio. We are taking two of the leading drive system suppliers in the world, combining them and making by far the largest drive system supplier that will have leadership positions across all three major mobility markets, light vehicle, commercial vehicle and the off highway space.

With that that comes an industry leading management team with a proven track record and deep expertise in the drive system space. The second thing we’re doing is completing the platform. We see this acquisition as highly complimentary principally across four key dimensions.

First, from a customer perspective we significantly enhance our customer coverage. Second, from a product perspective we widen out our capabilities across all major vehicle architecture types.

Third is from an end market perspective bringing significant passenger car and CUV content to Dana business that’s principally focused on light and heavy trucks as well as off highway commitment.

And then finally we have an even greater geographic balance of presence through the acquisition. So, highly complimentary across all four of those key dimensions. The third thing we’ll be doing is leading in electrification. As Jim mentioned, we’ll be a leading eDrive systems innovator.

And what we say when we mean eDrive system innovation it’s creating a system where you’re combing the gearbox with motor and power electronics controls or the inverter to create an independent propulsion system that’s embedded within the axles of the vehicle.

In this process of leading in electrification the three major markets have content uplift opportunities of two times increasing our CPV as the motor and the inverter are bedded inside the axel in the system.

And as everyone knows we expect a significant secular growth trend in electrification to be able to capitalize on this increase and compound.

Finally, what we find so attractive about this is that core eDrive systems capability that I talked about a moment ago, really has the ability to be applicable across all three end markets and no other supplier will the ability to leverage that core investment across all three end markets like we will.

Finally, we’ll be delivering value with this acquisition. We’ll be unlocking $235 million of annual cost productions which I’ll touch on a little bit more in a moment. We expect the acquisition will be immediately accretive in 2019.

We have preserved a very strong balance-sheet, we think that’s very important for an automotive and large equipment supplier as we are to have a very strong balance-sheet to maintain flexibility.

And then, finally we think our scale in all these other attributes positions very well to achieve a premium valuation over the course of the next couple of years. Slide 13 just illustrates our position from a competitive perspective just measured by total annual sales.

As you’ll see both we and GKN have leading positions in the mobility markets and as you combine us we’ll clearly be the largest drive system supplier in the world with very attractive content in all three major mobility markets.

Slide 14 touches on how the technology portfolio comes together so well to address virtually all areas of the gross vehicle we expect. In the upper left hand corner of the slide you’ll see the five pieces of technology in electrification that GKN has on the road for the passenger car segment.

They have so much content on the road because the electrification trend has really started within the passenger car segment and within light vehicle where they already have significant existing mechanical content.

And then you’ll see in the upper right hand corner Dana has selected – selectively invested in core areas where we see meaningful growth in the near term. We’ve been in mining for quite some time. As you can imagine there’s been attractive business case to removing the internal combustion engine out of a piece of mining equipment.

You don’t have to have the exhaust in the mind. We’re also bringing a product to market this year in the Chinese bus market that’s a fully integrated eAxle with a motor, the inverter and the gearbox all in the center section of that axle that propels the vehicle forward. And then we’re also bringing products to market within the medium duty space.

On the bottom on the page you can see how that technology on the top addresses the spectrum of gross vehicle weight. GKN’s target on the left in smaller vehicles and started to steadily move up into SUV’s and CUV’s. We’ve started with mining equipment and started to move down into buses and medium duty areas.

And then there are a few areas where electrification really hasn’t caught on yet. Very few of you will see electrified pick up trucks on the road. They’re not here yet but they are coming and the technology we have will position us very well to lead within that space.

Slide 15 highlights the first two aspects of complementary in the acquisition and the first is the end market. We have a very leading position within heavy vehicle architectures, off highway commercial vehicle and SUV and trucks within the light vehicle space.

GKN has a good off highway business but in addition to that the vast majority of what they produce are drive systems for CUVs and passenger cars.

When you put that together in the upper right-hand corner, you get a company that has drive systems, that much more represents the actual vehicle volumes produced around the world with a very attractive position in all four categories.

On the bottom, we’ve also illustrated how we bring strong positions with certain customers and GKN brings strong positions with other customers and combined, we have a much greater representation of customers that are producing vehicles around the world.

Slide 16 is intended to highlight how this acquisition will round out both companies vehicle architecture participation. On the left-hand side you see the four main architectures within light vehicle.

Dana has traditionally had a strong position in rear-wheel drive and four-wheel drive vehicles. GKN has had a strong position in front-wheel drive and all-wheel drive.

We bring the commercial vehicle, we both participate in off-highway and on the middle of the slide you can see the combined business will have the broadest product portfolio across any vehicle architecture in the industry.

Slide 17 highlights how the business combination is complimentary from a geographic perspective. We at Dana have a very strong position in North America, over half of our business in that region, with a meaningful presence in Europe and Asia as well.

GKN has a very strong position in Europe, smaller position in North America and a great position in Asia, particularly in China. And on a combined basis, the business will represent more — on a more rounded out basis how we support all of our customers globally and I’ll reiterate Jim’s point.

With this acquisition, we will have the largest drive line joint venture in China from a light vehicle perspective with SAIC and then also on the commercial vehicle side with Dongfeng.

Slide 18 highlights the synergies that we see within the acquisition. As you can see on this slide we see a majority of them synergies coming from the procurement area.

There are excellent opportunities, we buy many of the same things, forgings, castings and the like. It would be a significant opportunity to leverage the buy and be strategic about where we place our supply and take a more value out of that major portion of our cost structure.

Second, the operating efficiencies, we see a significant opportunity to overlay our footprints together and achieve the efficiencies associated with two companies with a major global presence.

And then finally, as you would expect in most transactions, there’s a significant opportunity for us to reduce our back office costs. I will highlight that these synergies expect to be achieved a three year period and the cost incurred will be about a quarter billion dollars.

Given the process that GKN is going through in the U.K., we’ve been a bit restricted with what we can say on a prospective basis, but slide 19 highlights where we see the business from a profitability perspective if you look back and only layer on the synergies that expect to achieve over the next few years.

The sales will be over $14 million including their radical portion of sales from the Chinese J.V. and including those profits as well and synergizing both of our profits from last year, you can see that margins are approaching 13 percent.

I’ll also highlight, we have a longer term guidance (without saying) that we’ll continue to expand our margins by 120 basis points from 2016 to 20 — or 2017 to 2019 and we continue to stand behind that creating further opportunity to what you see on the page.

For those of you, I see a lot of familiar faces in the room and hopefully some on the phone, you’ve asked us in the past how do we feel about the strength of the balance sheet. We’re very — we see this as a very important factor and we’ve told many of you we will never take this business and lever it at a level that’s unsustainable.

We just won’t go to three or four times, we believe that in the business we’re in it’s very important to have a strong balance sheet. We also believe that it’s very important and achievable for us to strive towards investment grade credit metrics over the course of the next couple years.

The left cap table highlights that we have done with this acquisition from a conservative perspective, not including inner-synergies and only looking backwards from a profit perspective. The opening leverage will be two turns on a net basis. We’ll be extending our revolver and term loan with this.

We won’t have any maturities until 2023, very adequate liquidity, robust at $1.85 billion and the cash flow profile of the combined business, even as we invest in the synergies and achieve those, will be very attractive giving us the opportunity to achieve investment grade and credit metrics within two years.

The other thing I’d like to highlight here to make sure that is clear, the pension that we are assuming from GKN, is a German pension plan principally. It’s a pay as you go plan, the cost to service that plan are imbedded within the operating costs of the business and the U.K. plan will be fully funded at closing, from an accounting basis, derisking that substantially.

So in summary, we believe that through this acquisition we are scaling our portfolio significantly, completing the platform that we have by combining two very complementary businesses.

We will be the leader in one of the most attractive secular trends within the space, that’s electrification and finally, we’ll be delivering significant value to shareholders.

We also wanted to take the opportunity this morning to use this venue to provide some good news on Dana’s business on a standalone basis. Over the course of the past two months we have seen conditions in our end-markets to continue to improve.

We have increased confidence in the performance in 2018 and I’m very happy to announce this morning that we’ll be increasing our 2018 financial guidance across (that very) key metric that we report on.

I just want to take a moment and share with you the key assumptions that have changed since we rolled out our guidance earlier this quarter. We continue to see very strong demand across all three of our end markets into the first quarter.

Our order book, moving into the middle part of the year, is stronger than we expected and that has caused us to lean in a little bit more from a market perspective. I’ll just touch on a few of those, in particular, with an off-highway construction has been very strong. Stronger than we had expected.

We continue to see very strong volumes in light trucks, I’ll note that we were probably on the more conservative end from a light vehicle volume perspective this year, principally in light trucks, work coming up there.

And then finally within class-A, the class-A demand particularly in North America has exceeded our expectation, even in the first quarter.

Again, the order book moving into the second quarter is stronger than we expected and even with a modest paper in the second half of the year, we believe commercial vehicle volumes, principally class-A will be in the 300 to 320 range on a full year basis.

We’re also very pleased to announce that from an acquisition integration perspective, we had — when we underwrote the Brevini acquisition, we included $30 million of cost synergies through excellent execution and very careful and thoughtful planning, we’re very pleased to announce that we’re going to exceed those synergies by over 30 percent.

The cost synergies with Brevini will be $40 million on a full-run rate basis. That incremental $10 million, five of that will be recognized this year with the additional five coming online next year.

So, we’re very encouraged by what we’ve seen there in the performance and integrating that acquisition and delivering the value that we committed to when we made that investment.

And then finally from a currency perspective, we had called the euro for 2018 at 1.15, we’ve seen some indicators, from an economic perspective, over the course of the past couple of months, that have given us the confidence to increase our euro expectation to 125, most notably within the past couple of weeks the ECB increased it’s forecast from 1.17 to 1.23, that is something that we do look at as an indicator and have a higher confidence level in what that’s going to mean for our business.

Page 24 highlights the new projections for each of metrics. We are projecting sales of $7.9 billion which will represent a 10 percent increase in sales versus the prior year. That is virtually all organic, as you’ll see on the next page.

From a profitability perspective, we’re increasing our margin target by 10 basis points to 12.4 percent and the headline adjusted EBITDA to $980 million. That’s a $45 million increase over our prior guidance going with $300 million of incremental sales of which a meaningful portion is (inaudible).

From a cash flow perspective, we remain in line of 3.5 percent, that’s now about $275 million and then finally a flow through of the incremental EBITDA will be about 15 cents a share from a diluted adjusted EPS perspective.

Just wanted to revise or refresh page 25, our (inaudible) on how we’re creating incremental values through sales and profit growth. We have increased our organic growth projections to a half of billion dollars.

The only item that’s changed there on that first line is the market expectation. Previously we expected markets to contribute $100 million, we’re not expecting markets to be $200 million and remain convinced that we will convert on that incremental sales at 20 percent.

The inorganic growth benefits from stronger demand in the businesses that we acquired in the first quarter and is at $50 million versus the 25.

The small disposal that we have planned for later this year is expected to close a little bit later in the year than originally expected and in addition to that $5 million in contribution on the additional sales that we were not anticipating, we have $5 million of higher cost synergies within the Brevini business.

And then finally in our last account, we expect currency to be basically flat. We’re now projecting that it will be an increase of $150 million as the euro strengthens and it will flow through as expected at about $15 million. Those three drivers lead to the nearly $8 billion of sales and $980 million of adjusted EBITDA.

Page 26, I just wanted to take a moment here. I think I mentioned this or I know I mentioned this on our last earnings call, but think I did so a bit suddenly. I want to be a little bit more direct here.

It is normal in our business, over the course of the past of couple of years you’ve seen it play out, that we achieve peak margins in the second and third quarter of each year. This year will be no exceptions.

So, what we wanted to do is highlight the prior year average, which is the lighter blue line on the bottom of the page where you see the first and fourth quarter a bit lower.

We expect the same trend to be true this year and we’re highlighting here, even though we’re calling for 12.4 percent margins on a full year basis, we do expect that margins in the first and fourth quarter will be below 12 percent and well above the 12.4 percent in the second and third quarter.

So just wanted to give you a sense of how we expect the seasonality to play out for the course 2018 based on this new guidance. Slide 27 shows how that profit converts to cash flow. I would just highlight that the vast majority of the $145 million of profit growth will be flowing through to cash flow.

Were it not for the $20 million one time tax planning charge that we’re taking this year of about $20 million that I mentioned previously in the payment of last year’s incentive compensation, based on very strong performance, we would see over 100 percent conversion on cash flow.

Finally, I’ll leave you with slide 28 before we take your questions. And why we believe investment in Dana is so compelling and strong.

We have a leading global position that’s only enhanced through this transaction, a very broad customer base with out largest customer making up just over 22 percent of sales, because we participate in all three major mobility markets, very relevant technology; both for the internal combustion engine and the electrified power train.

And then from a financial perspective, we have a leading backlog. And remember, when we refer to backlog, that is incremental sales on existing platforms, net of any business that we’ve lost. So if you hold volume and FX content, you can add our backlog to our sales to get next year’s projection.

We’re again one of the only people in the sector that talks about the cycle. We see significant upside that remains from a commercial vehicle and off highway spaces, even though we think (that we) have a very strong place in the late vehicle market, which represents opportunity for our business as so those markets improve.

We continue to expand our margins. We’re calling for 80 basis points this year and we’ve delivered that over the course of the past two years, and finally getting to a 5 percent of sales from a free cash flow perspective.

And then finally, we’ve maintained our commitment to a very strong balance sheet and a clear set of investment priorities that position us to take advantage of opportunities as they come available. With that, we’ll turn it back over to Craig and Emmanuel to take us to questions in the room.

Emmanuel:	Maybe I’ll just kick it off with the first question, and thank you very much from Dana and team for joining us here in New York, and for investors for joining us as well; both in the room and on the line.

So you were in London last week meeting with shareholders; in particular GKN shareholders that seems to go to the critical piece to sort of get this deal through.

What has been the feedback from the investors there, and GKN holders in particular? And how is your announcement this morning around dual listing and addressing some of their concerns there.

James Kamsickas:	Yes, thank you, Emmanuel. This is Jim. I’ll take the first part and Jonathan; you can take the second part, if that’s OK?

I would say this; it’s natural, as much as we — it’s a global economy, its global businesses, so on and so forth. I think the first thing that’s important to note is that we need to — we needed to make sure we were clear on Dana and what Dana is all about, and what we’ve done.

And tell our story and how we’re largely a truck SUV, (inaudible) heavy highway (tech) company and everything that’s really lead to the transformation of Dana over the last three and a half years.

That’s probably the most important thing that came across to many of them, I would say. I would tell you that it was very positive in nature. I think that we went from the unknown in many cases, to very excited in many cases. And so that was the most important thing from our standpoint.

Jonathan Collins:	And I’ll just add to that as it relates to the secondary listing. We saw that as a significant positive – a number of the investors that we met with said that the industrial logic and the strategic benefit of having a much larger drive system supplier really resonated with them.

And we had a handful in particular in the few days that we were there; very large shareholders that said we would prefer the ability to hold the paper and be able to participate in the value creation.

And the feedback they gave us is having a secondary listing in the UK would give them the ability to do that. So that’s why we responded this morning to make that available to them. Again, we see that as a very good vote of confidence in the transaction; what it offers to their shareholders and ours.

Emmanuel:	Can I just ask, how big is the eDrive technology business at GKN today? And how do you see that kind of growing over the next few years?

Jonathan Collins:	Yes, the sales, you’re talking about sales in the 10’s of millions now. It’s very consistent with the number of electric vehicles you actually see on the road. They have said that they expect dramatic growth in that segment over the course of the next three years.

And through our diligence we’re comfortable with the public projections that they have out there for eDrive within those segments. We do want to be very clear; we will have very good technology and we’ve focused our investments on areas within our business, such as the bus market in China.

But it’s going to take a number of years before there’s a material sales impact on Dana, just because the heavy truck segment, the off highway segment and the larger vehicle weights within the light vehicle segment are moving much slower.

Our customers are electrifying front-wheel-drive and all-wheel-drive pass cars and CUVs. And as I mentioned in my comments before, you just don’t see a lot of large pickup trucks on the road that have been electrified. And it’s going to take some time to get there.

Male:	How much overlap is there on the rest of their business? You know, like you talk about the synergies in terms of (payment). Like, how much will you buy similar in – like what you sell similar in – how do we think about that?

Jonathan Collins:	Yes, great question, thank you. And again, thank you for attending this morning. So just a little bit of backdrop on that; even when I first came to Dana, we had four individual business units, four individual purchasing teams, et cetera, et cetera.

So what we found, and it leads into answer your question, which is, is that three of the four business units in particular, but even all of them; in some cases we still by forgings, we still castings, ball bearings, you name it.

So very much similar in nature to what GKN does today – many of the same type of components. So we would look to do exactly the same thing. And our partner suppliers would win, right, because you’d be a bigger scale company and they’d be in position to be able to leverage the resources, their overheads, et cetera, et cetera.

So we see it’s been a significant input to our success at Dana over the last couple of years. And we see it as a significant input to us achieving our synergies; the combination of Dana and GKN.

Emmanuel:	How much due diligence have you been able to do on the eDrive backlog, and in particular the economics of that backlog?

Jonathan Collins:	Quite a bit. Yes, so we’ve been partnering with GKN over the course of the past couple of months. We’ve gone through the typical process which you would expect, the ability to get in and understand how the business performs.

We’re very encouraged by what we see. They’ve been very clear that as they move from a front-wheel-drive system to an all-wheel-drive system, that they have a 10x increase in content. We’ve been able to validate that and get comfortable with that on a full all-wheel-drive systems spaces.

And we do see, even though we’ve talked a lot about electrification, the adoption of all-wheel-drive systems within the internal combustion engine is a trend that we think has a lot of runway over the course of the next few years. So we’ll really excited about capitalizing on that.

They see another 2x value on that one. They moved to an electrified system and given that they have a half a dozen pieces of technology – different technology on the road already, and are commercially and technically viable, we’ve also been able to valuate the upside associated with that.

When the motor and the inverter come inside the system, there’s significant opportunity for content increases and we continue to see, from a design perspective, customers are moving to that type of design in a more integrated package, rather than a combination of multiple separate components.

Emmanuel:	So following the announcement, you had pretty muted stock price reaction, which is surprising because it seems to be quite some value here. And I think it’s going to be pretty hard to be the lead out in Melrose bid without people getting more excited about the story.

So what do you think investors are missing? How do you get people to understand value coming – that’s being brought by the combination.

Jonathan Collins:	Yes, we don’t think that the stock price reaction has much to do with the rationale of the combination of the value that can be created. It’s the uncertainty with the process.

And we think a lot of investors, as you know, look at the process wondering what’s going to happen. We did see significant improvement in where GKN trades to the bid that they had out there over the course of the last few days of last week.

We think the meetings that we had with some of the major investors were very helpful in that regard, so a spread between where they trade and where you’d expect them to trade, based on this, has widened out significantly at the end of last week.

We think it’s partly those conversations, but also the commercial aspect. I’m sure all you saw the quote from GKNs largest customer saying that they had significant concerns with the alternative ownership group.

We think that really started to resonate. The model from the other side is to buy, fix and resell. And that can be very hard to do with a dropping backlog or a lack of confidence from customers.

We think the combination of those factors have started to make that more of a reality over the course of the past few days. And it’s our expectation that that momentum will continue into this week.

James Kamsichas:	And I would only add, from our standpoint, I wouldn’t say it’s overly muted. Day one, which was what, a week ago Friday, I came up, the stock appreciation was pretty strong.

There were some other market challenges that we brought up against, but overall, we felt from all of the – our Dana investors that we talked to and got feedback from, that they were very bullish on it.

But like, Jonathan just said, there’s the unknown of if the deal gets done. I think that may hang out there. But no one yet – I’ve yet to find anyone that says, this isn’t just tremendous industrial logic, right? And that’s what it all comes down to.

And the confidence that we will in fact pull out the synergies. Because every one of our four acquisitions that we’ve completed over the last 18 to 24 months, we’ve exceed synergy commitment. So we’ll get there again.

Male:	When we look at the GKN driveline project boosts to the standalone cost cutting restructuring program, is part of that embedded have any synergy potential here? Or would that be additive when we think about pro forma data numbers?

Jonathan Collins:	So, we have been very clear in last week’s discussion. And we try to be on our call a week ago Friday, that it’s not useful t complete those two. They are completely separate of our $235 million; we don’t believe a single dollar can be achieved on standalone basis. These are true combination logic and rational.

So, we’re very confident that the 235 is something that can only be achieved through a combination. We’ve tried to be very clear about that. As the project boost, Jim and I, and a number of our team have had the opportunity to thoroughly review their operating performance, and ability to improve.

And we do believe that auto suppliers in order to be able to offset the pricing, that we share with our customers, commodity increases, wage economics, perennially have to be able to take out significant amounts of their controllable cost on an annual basis.

As we look at project boots, we’re comfortable that a significant portion of that is substantiated by that as well as some opportunities to turn the dial a bit tighter in areas though where we think they haven’t. So, we would be very clear to separate both of those.

Male:	OK, and to be clear, you have confidence that those numbers are achievable with those assets are being managed by you, i.e., like lookout for over the next couple of years with Dana…

Jonathan Collin:	The 235 in particular, that’s unequivocally, we’ve…

Male:	I meant on their side, like you’ll also be able to sort of complete…

Jonathan Collins:	Yes, we believe it more from the really world class sophisticated suppliers in their case six to seven billion dollars supplier. They have a playbook to take out what’s basically called – we call more waste in our business, right?

Eliminating waste and that can be in purchased component cost waste, it could be in labor waste, it could be in SGNA, whatever it may be. We believe that they have a very good plan to be able to achieve what they need to achieve to run their business for sure, and live to their own commitments.

There’s another way of saying, is we do a project boost like activity every year. They’ve done some before, they’re adding to that and we think it’s incredible.

Male:	You haven’t said, I know you can’t give formally team guidance, but can you talk anecdotally or expectations for CNB and car markets, and North American in a couple years?

Jonathan Collins:	Yes, I mean from a market perspective, we think that that segment in the market is going to hold up well. We also believe that one of the things we really like about this business that we’ve pointed to is the fact that electrifications really going to accelerate over the course in the next few years.

And we think opportunity there in the incremental content per vehicle will far off set any soft we would expect to see over the course the next few years. So, broadly speaking form a market perspective and from a technology and blackbody perspective, we’re very encouraged by what we saw when we dug in NGKN.

Male:	Over the next 24 months, any major differences in terms of your expectations on them markets, North America versus EMEA?

Jonathan Collins:	Between us and them, or you mean between the two markets?

Male:	Between the two markets.

Jonathan Collins:	No, I think our perspective over the course of the next couple of years, that both of those markets are going to hold up reasonably well.

And just sort of a finer point at least on the data side of the story, we’ve always said that the advantage of being in the right markets as it relates to a truck, SUV, and so on and so fourth.

And we really see really strong projection to particularly on the recent program where we’re launching the all brand new Jeep Wrangler. Admit, it’s going to be a situation that can’t make enough of them. I say that as a compliment, because it’s been a good vehicle.

The Ford Super Duty still continues to be very, very strong running, you may remember that earlier this year at the North American auto show when we provided guidance on and so fourth.

We announced that we’re going to be on the Silverado medium duty truck that’s coming out towards the end of this year. So, the major programs we’re on are going to continue to be very strong, we believe.

Male:	Sorry, just to – so when you say kind of hold up in EMA and North America, the assumption is in terms of your modeling would take in as kind of flattish unit numbers of the market.

Jonathan Collins:	Yes. I can’t’ be too specific, but broadly we think that the external sources that provide volume projections are reasonably accurate.

Male:	Just as Ford is electrifying now, I came up with a strategy I guess in the (inaudible) last week. How did their conversations with you changing, and obviously the F-250 is a very different product than the F-150, different uses. But how did that affect your kind of relationship with them, and how is that evolving?

Jonathan Collins:	Well first of all, I’m going to use your word a couple of times, it is all about the relationship, there’s no doubt about it. When – and it’s not – I’m going to answer it more generic than Ford, and just say in general, especially when you’re in this world of significant change.

And they do not want to have – and OEM does not want to have another OEM kind of get stuck on them, if you want to call it that. So, they want to bring suppliers such as Dana, the big trucks that drove for 100 years under the tent working on individual projects.

So, I’ll just go as far to say that, all of our partner customers are in conversation with us. And we’re working in one form or another with each of them on something, that’s all I can tell you.

Male:	So I mean part of the reason that people like Dana today is that you guys have really strong like truck, SUV mix. And you’re obviously adding a lot more passenger cars to your – this acquisition. How – do you feel comfortable with that knowing what the trends are in the auto industry…

Jonathan Collins:	Yes.

Male:	Across the region?

Jonathan Collins:	Great question, thank you very much. From my standpoint, I don’t – I used to look at it, and I think everybody else did. The very compartmentalized the passenger car, and then very compartmentalized the CUV, maybe then the SUV and this kept going up.

I think now as you’ve seen over the last ten years or so, the evolution to more front wheel drive so on and so forth being more so also in the CUV, SUV market.

OEMs are smart, they’re not going to continue to design, engineer, and manufacture passenger – just the purest passenger for sake of manufacturing if people aren’t buying them, or they can’t make a profit at it.

Is so that the same technologies associated with that, are evolving more so up in the SUVs, CUVs, so on and so fourth. So, it doesn’t give me any pause there, because somebody’s going to continue to buy SUVs and CUVs for sure, all you got to do is just do a drive by in China for a minute, right, and you understand that.

So it’s really about the product technology, and we’ll be there with those products for those SUVs, CUVs, so on and so forth, in the assumption that passenger cars don’t rebound or do better than they have over the recent years.

James Kamsichas:	The other thing I’d add to that, the strategic judgment we’re making is that we are more than willing to take additional cycle activity associated with passenger car, because of the position it gives us and electrocution, it’s a very long-term secular trend going to play out

So given that the technology is incubated there and is on the road there first, we see such a strong advantage to leverage that core electrified technology across all major vehicles that we’re happy to participate in passenger car segment principally for that reason.

Male:	And then, what would you say is like the biggest pushback from GKN shareholders? I mean, besides from listing consideration, what are some of the other concerns that they’re really voiced, that could be challenges for you guys?

Jonathan Collins:	Admit, the single largest piece of feedback we got, I could sum up like this, we love the story, we can’t hold the paper unless you do a listing. They ask the number of questions about (Dana) and about our business.

Certainly wanted to get to know (Jim) and the leadership team a bit better understand everyone’s background so they can assess the probability of success in delivering on the synergies…

James Kamsichas:	Yes.

Jonathan Collins:	And on the integration plan, but I would say those were – the questions were around those areas, but really the biggest piece of feedback was around wanting to be able to participate in the store.

James Kamsichas:	Yes, and they’re smart right? At least from what we could pick up on, I’m sure they made their due diligence calls on Dana leadership team, and what we’ve done, and started to look at everything.

And at the end of the day, the data doesn’t lie, right? The performance has been there, the customer trust is there, and our ability to operate in multiple countries if it’s south Africa to New Zealand, you name. You can’t fake that.

So I think that’s really been important for the investors, they’re very smart people. And they understand that the industrial logic, but they also understand operating in all markets around the world, mobility market that is not just something you fall out of bed and do. You have to have done it many times over. So, it was a good week for sure.

Jonathan Collins:	Yes, I would have one other that just occurred to me, that there was the other party that’s competing for this asset, it put out this concept there was a hasty deal.

James Kamsichas:	Yes.

Jonathan Collins:	So, we did get a number of questions up front of how quickly did this come together, and we explained to them that we have been working on this for months, it really allayed that concern that this is something that had been very well thought out and put together.

James Kamsichas:	So frankly, it was a hasty comment to make the hasty comment. Because we were there before them, so it was kind of weird.

Male:	Just going back to this synergy that there is some upsides to the 235, should we be thinking about any R&D or revenue, or maybe one of these buckets is particularly conservative where two years we look back, and you kind of…

Jonathan Collins:	I can’t tell you that. No – just kidding. The one thing I would tell you since you brought it up, I would tell you the bucket you don’t see us leaning in on as much maybe as you might in a typical transformational combination like this would be the R&D side.

We are both strongly built around engineering and technology. I already mentioned a couple reference points and the pace awards we both invest in. I’m not saying there’s no opportunities, certainly we don’t – we can maximize no different than maximizing a forging crust.

You can maximize dyno testers and validation labs, and get different efficiencies through that. But that would not be the key area of focus for us. Ours would be really significant opportunities in the areas you said.

And what we haven’t loaded in here on purpose, maybe you could argue with say under committed will perform. But what I don’t want to do is give you a number that I can’t, we’ll say here’s exactly where it’s come from, is you didn’t hear us anything about the commercial synergy or sale synergies.

But in our business, footprint is critical, right? The ability to be within 50 kilometers versus 500 kilometers can put you in a position to win, so if we find as a matter of example that the GPN facility absolutely is actually closer to take it to a Volkswagen facility in this example I’m talking.

It might be that tie breaker that puts us in a better position to win. It might be a relationship, right, where it just happened by chance that Dana relationship goes back 32 years with (Joel) or (Suzie) or (Tony), or whatever it might be.

That it’s just a tie breaker in terms of them having that confidence, as I like to say, when the door closes they go, I know those people, they will deliver on the launch, they will deliver on the technology. There will be some benefit there, but I don’t want to overcook it because I can’t give you a specific number there.

Male:	Could you discuss your views on the antitrust here? What do you think you’ll need to file? How long will it take? Any (queue) — the best (that you’re — that you’re seeing for your open)?

Jonathan Collins:	Yes, we’ll have to file in all the major jurisdictions. We believe that it’s going to be a very customary and normal — the reality is, we don’t compete very much. The businesses are very complementary.

We tried — we think the best way to look at that is if you look at the vehicle segments we bump up against each other, and all wheel drive, lots of competitors, all wheel drive. We bump up against each other on highway.

Lots of competitors in the space so we believe it is a very, very low risk from a regulatory perspective, just going to take the normal process and all major jurisdictions, and that’s primarily why we pointed to a closing on the acquisition in the second half of the year. It’s just the time it takes to get through the process.

Male:	When are you guys going to file the S-4, or (inaudible)?

Jonathan Collins:	I don’t have a date for you.

Male:	OK. You guys are re-domiciling to the U.K, I think. What’s driving that and kind of how do I understand that given we have tax reform now).

Jonathan Collins:	Yes, I mean, we’re pulling together to major leaders within the space. The businesses are comparably sized, and as we sit down and we look at all the different aspects on how to bring the two businesses together, you know, goes from the company name to the management team.

Which one you pick from each, you know, obviously GKN is going to stay behind, as an aerospace business, so I’m taking the Dana name, from the management team perspective, we already have a proven team in place at a publicly traded company. So we have a platform to bring the business on. We’ll be headquartered in Maumee where the senior executives are.

And when you look at the tax jurisdiction, you know, that was an area where we saw an opportunity to take from GKN. We did highlight the tax benefits, not only from the domicile but on our call last Friday we said that we’re getting a step up based on the way we structured the transaction which is normal and customary.

But I would say that’s essentially how we went through the process of bringing those both together was picking best attributes from the best from all these different attributes.

Male:	You were mentioning the support that gives — in flight support from Airbus for the GKN proposition as opposed to the Melrose one. Are you getting similar support from auto-makers in terms of (inaudible), who would much rather have you otherwise be, as the holders here. Any — is it possible that some of them would go as public as Airbus did?

Jonathan Collins:	Yes. I can’t really comment much on the Airbus. Everybody saw the (inaudible) on Airbus, but we’re not in the Aerospace business. I don’t personally know anybody Aero, Airbus, et cetera, et cetera.

I will tell you as my job, right, as the face of the company and the guy that’s been doing this for almost 30 years with the relationships to make phone calls, and make sure I get a level of comfort and conversation with all the top leaders at majority of customers and everyone has been over the top (full of shine).

They have great confidence in me frankly, and they have confidence in (Dana), and they see that strategic benefit to it, and that’s all I can really say to it. I’ve been through this with them before, and fortunately that you cant fake a (proof point), (where you think you) can trust somebody because what you said you would do, you’ve done.

That goes a long way in this business, and the unknown people do not like the unknown. There’s a lot of competitors out there, right, I mean it’s just a reality.

There’s competitors in what all you do for a living as well, and so the customers — what I like to say, when the door closes they go, well we could pick (eight), (inaudible), or those guys. I’m not on pause at all when I think about it, with James Kamsickas and the (Dana) team because we know them.

(Craig Barber):	Let me just interrupt you right there, and ask the operator to remind those on the phone how they can go about asking a question.

Operator:	At this time if you would like to ask a question please press star one on your telephone keypad.

(Craig Barber):	OK, let’s continue questions through here, and let’s see if we have any (inaudible).

Male:	(So I guess), one last one from me. Can you talk to me about the tax implications for both (Dana) holders and GKN holders, I think, on the GKN side, I think it seems like the (Dana) stock distribution would be taxed, but also on the U.S. side there was sort of like the suggestion that since this sort of like a tax inversion (deal), there would be some implications as well.

Jonathan Collins:	We do expect it to be a taxable for shareholders, but we speak with a lot of shareholders. That’s going be an issue for a very small portion of the shareholder base.

Male:	(inaudible), of their shareholder base. Is that what you’re referring to?

Jonathan Collins:	Of both.

Male:	Of both, OK.

Male:	As you think about it, (It’s all) integrated like eDrive, you know, electrified kind of drive, (wired) system.

Like, how do you guys think about, like, just the competitive arm because it seems like a lot of guys are figuring this out, and guys like (Mort Warner), who are more around the engine are starting to move, kind of, into this area as well, and how you guys see competing going forward in the relationship?

How does (the universal figure), because the markets so small but growing so fast, and everyone realizes that some (inaudible) business are kind of going to not have the growth profile going forward.

Male:	So the — I would say this to it. It’s not a sales pitch. The reality is, we feel really good because we are already an incumbent in the drive winder, and we’re not having to guess at the driver winder.

The other thing is that, I think the customers, (in large part), a lot of customers have communicated that, a different considerations as to how the — how the process will be led.

Does it get led by motor guys, does it get led by (maybe the) electronics guy, the inverter guy, the gear guy, or sort of (said another way), the mechanics guy, right.

It’s not by accident that Dana and GKN for that matter have been very successful for over 100 years because the mechanics, there’s a lot of black magic and science that goes along with it, kind of, I always to say, a (Dana) engineer’s forgot more about gear and mechanical engineering than most people know.

So I would say the evolutions come from confidence in launch, confidence in having product durability, and confidence that there’s not going to be any warranty issues.

The industry is formed towards the mechanical guys taking the lead on it in large part. So, I can only say this, we feel very good about our position because that’s what we do.

And then by some putting the total system together, remember, Dana is more than just a drive on company. We do all wheel drive systems to that, right. That’s all software controls and off you name it. We do transmissions today in the off highway set of business. That’s all controlled software so on and so forth.

So we’ve been leveraging those capabilities to put our self in the position on the bus eAxle in China is a perfect example. We also have some boutique eAxle gearboxes even in the United States. So, we feel very good about our position.

I can’t speak for others but this just is a huge compliment to it because GKN has done a great job as pass car went first, small car went first. They’ve actually had vehicles on the road. So those are all crew point validated product on the road product. So on and so forth. So it’s a match made in heaven there.

Male:	GKN use the motor in-house or (from a third party) (inaudible)?

Male:	They’ve primarily been buying motors and inverters. They’ve continued to develop some internal capabilities and expect the vehicle to longer term have the ability to do more in-house.

Male:	Have you had any conversations from Melrose?

Male:	No.

Male:	So, Melrose lowered their acceptance to 50 percent and if you think about cross ownership and the guys continuing to make short term spread it’s a pretty easy hurdle to get across. What else do you think you do to offer more value to GKN shareholders to get you across the line, make that – make your value more compelling?

Male:	Admittedly we think the value is very compelling so we think this combination creates significant value.

We’ve looked at it all along knowing essentially what their shareholders would have to assume as the value for what they refer to as the romper, the remaining business, the aerospace business and we think it’s very clear aerospace assets trade at value higher than auto assets no matter how embattled or challenged they are. And we really think that is resonating with investors.

Male:	And again, at the risk of overcooking it, there’s – it’s not for the faint of heart to take down – this is not, as you can imagine, the GKN products, it’s not a bracket. It’s not a injection molded piece of plastic. It’s a full system with controls with all sorts of technical validation that goes along with it.

I think that Dana – or excuse me GKN shareholders have figured out this is – this is not just a drive by integration or evolution of a company. Just hacking and whacking cost out will benefit will happen to good people. Sometimes you actually have to maybe move around a lot of people to strengthen the key areas to be successful.

So, fortunately for us, we found a lot of the GKN shareholder definitely get the drive lines are not shoot and ship, they are full systems. So, hopefully they can – that momentum continues in that direction.

Male:	I think we’re just about out of time. It’s a good discussion. Any final comments or questions?

Male:	No. Thank you, everybody for joining here and on the phone. Thank you to Dana management team and best of luck with the process.

Male:	Thank you.

Male:	All right. Thank you. That ends our forum this morning. Thank you very much for joining us.

Operator:	This concludes today’s conference call. You may now disconnect.

END

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transactions between Dana and GKN plc, an entity to be formed for the proposed transactions (“SpinCo”) will file with the Securities and Exchange Commission (“SEC”) a registration statement containing a proxy statement/prospectus, which will constitute a preliminary prospectus of SpinCo and a preliminary proxy statement of Dana, and Dana will file with the SEC a definitive proxy statement on Schedule 14A. The materials to be filed by Dana and SpinCo will be made available to Dana’s investors and stockholders at no expense to them and, once available, copies may be obtained free of charge on Dana’s website at www.dana.com. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of Dana are urged to read the registration statement, the proxy statement and other relevant materials when they become available before making any voting or investment decision with respect to the proposed transactions because they contain important information about the proposed transactions and the parties to the proposed transactions.

Dana and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies of Dana stockholders in connection with the proposed transactions. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of certain of Dana’s executive officers and directors in the solicitation by reading Dana’s preliminary proxy statement for its 2018 annual meeting of stockholders, Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and proxy statement and other relevant materials which will be filed with the SEC in connection with the proposed transactions when they become available. Information concerning the interests of Dana’s participants in the solicitation, which may, in some cases, be different than those of Dana’s stockholders generally, will be set forth in the proxy statement relating to the proposed transactions when it becomes available.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and projections contained in this communication are, by their nature, forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, estimates and projections about our industry and business, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transactions; the prospective performance and outlook of the combined company’s business, performance and opportunities, including the ability of the parties to complete the proposed transactions and the expected timing of completion of the proposed transactions; our ability to successfully complete a secondary listing of our shares; as well as any assumptions underlying any of the foregoing. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Such risks and uncertainties, include, without limitation, risks related to Dana’s ability to complete the proposed transactions on the proposed terms and schedule, including obtaining shareholder and regulatory approvals; unforeseen liabilities; future capital expenditures; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the proposed transactions will not occur; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed transactions; disruption from the proposed transactions, making it more difficult to conduct business as usual or maintain relationships with customers, employers or suppliers; and the possibility that if the combined company does not achieve the perceived benefits of the proposed transactions as rapidly or to the extent anticipated by financial analysts or investors, the market price of the combined company’s shares could decline, as well as other risks related to Dana’s business. Dana’s Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss important risk factors that could affect our business, results of operations and financial condition.

The forward-looking statements in this communication speak only as of this date. Dana does not undertake any obligation to revise or update publicly any forward-looking statement for any reason.